

CUSHMAN & WAKEFIELD®
Global Real Estate Solutions℠

Cushman & Wakefield
1420 Fifth Avenue, Suite 2900
Seattle, WA 98101
Phone: (206) 682-0666
Fax: (206) 521-0298

© Copyright 2007
Commercial Brokers Association
All Rights Reserved



CBA Form MT_LS
Single Tenant Lease Agreement
Rev. 7/07
Page 1 of 27

LEASE AGREEMENT

(Multi-Tenant Triple Net)

CBA Text Disclaimer: Text deleted by licensee indicated by strike.
New text inserted by licensee indicated by small capital letters.

THIS LEASE AGREEMENT (the "Lease") is entered into and effective as of this 28th day of May, 2009, between Northup Building LLC, a Washington Limited Liability Corporation ("Landlord"), ~~and~~ eMagin, a Washington Corporation ("Tenant"). Landlord and Tenant agree as follows:

1. LEASE SUMMARY.

a. **Leased Premises**. The leased commercial real estate (the "Premises") consist of an agreed area of 5,084 rentable square feet and are outlined on the floor plan attached as Exhibit A, located on the land legally described on attached Exhibit B, and is commonly known as 3006 Northup Way, Suite 103, Bellevue, WA 98004 (suite number and address). The Premises do not include, and Landlord reserves, the exterior walls and roof of the Premises, the land beneath the Premises, the pipes and ducts, conduits, wires, fixtures, and equipment above the suspended ceiling or structural elements of the building in which the Premises are located (the "Building"). The Building, the land upon which it is situated, all other improvements located on such land, and all common areas appurtenant to the Building are referred to as the "Property." The Building and all other buildings on the Property as of the date of this Lease consist of an agreed area of 39,194 rentable square feet. TENANT HAS THE OPTION TO EXPAND INTO SUITE 101, ~~1,750~~ *1,250 RSF, ON 2/1/11 OR 2/1/12 BY PROVIDING SIX (6) MONTHS PRIOR NOTICE. TERMS SHALL BE IN ACCORDANCE WITH THE INITIAL LEASE BUT, -NOT TO INCLUDE TENANT IMPROVEMENT ALLOWANCE. LL SHALL REMOVE THE DEMISING WALL BETWEEN THE SPACES, AND PATCH CARPET AND PAINT AREAS AFFECTED BY DEMOLITION.*

b. **Lease Commencement Date**. The term of this Lease shall commence on September 1, 2009 or such earlier or later date as provided in Section 3 (the "Commencement Date").

c. **Lease Termination Date**. The term of this Lease shall terminate at midnight on August 31, 2014 or such earlier or later date as provided in Section 3 (the "Termination Date").

d. **Base Rent**. The base monthly rent shall be (check one): ☐$ _____, or ☒according to the Rent Rider attached hereto. Rent shall be payable at Landlord's address shown in Section 1 below, or such other place designated in writing by Landlord.

e. **Prepaid Rent**. Upon execution of this Lease, Tenant shall deliver to Landlord the sum of $10,168 as prepaid rent, to be applied to the Rent due for the 4th month(s) of the Lease.

f. **Security Deposit**. Upon execution of this Lease, Tenant shall deliver to Landlord the sum of $11,443 to be held as a security deposit pursuant to Section 5 below. The security deposit shall be in the form of (check one): ☒ cash, or ☐ letter of credit according to the Letter of Credit Rider attached hereto.

g. **Permitted Use**. The Premises shall be used only for general office use *and testing, repair and replacement of parts for the Z800 products* and for no other purpose without the prior written consent of Landlord.



CUSHMAN & WAKEFIELD®
Global Real Estate Solutions℠
Cushman & Wakefield
1420 Fifth Avenue, Suite 2900
Seattle, WA 98101
Phone: (206) 682-0666
Fax: (206) 521-0298
© Copyright 2007
Commercial Brokers Association
All Rights Reserved
CBA



CBA Form MT_LS
Single Tenant Lease Agreement
Rev. 7/07
Page 2 of 28

LEASE AGREEMENT
(Multi-Tenant Triple Net)
(Continued)

h. Notice and Payment Addresses.

Landlord: Northup Building LLC, 3006 Northup Way, Suite 303, Bellevue, WA 98004 Fax No.: (425) 822-9393
Tenant: eMagin Fax No.: _____
—*3006 NORTHUP WAY, SUITE 103 BELLEVUE, WA, 98004*

---

i. **Tenant's Pro Rata Share**. Landlord and Tenant agree that Tenant's Pro Rata Share is 12.88%, based on the ratio of the agreed rentable area of the Premises to the agreed rentable area of the Building *that Landlord represents is 39,472 sf* and all other buildings on the Property as of the date of this Lease. Any adjustment to the Premises' or Building's GLA measurements will be reflected in an adjustment to Tenant's Base Rent and/or Pro Rata Share, as applicable.

2. PREMISES.

a. **Lease of Premises**. Landlord leases to Tenant, and Tenant leases from Landlord the Premises upon the terms specified in this Lease.

b. **Acceptance of Premises**. *Landlord represents to the Tenant that* ~~Except as specified elsewhere in this Lease, Landlord makes no representations or warranties to Tenant regarding the Premises, including~~ the structural condition of the Premises and the condition of all mechanical, electrical, and other systems on the Premises *are in good working order*. Except for any tenant improvements to be completed by Landlord described on attached Exhibit C (defined therein as "Landlord's Work"), Tenant shall be responsible for performing any work necessary to bring the Premises into condition satisfactory to Tenant. By signing this Lease, Tenant acknowledges that it has had adequate opportunity to investigate the Premises, acknowledges responsibility for making any corrections, alterations and repairs to the Premises (other than the Landlord's Work), and acknowledges that the time needed to complete any such items shall not delay the Commencement Date.

c. **Tenant Improvements**. Attached Exhibit C sets forth all Landlord's Work, if any, and all tenant improvements to be completed by Tenant ("Tenant's Work"), which is to be performed on the Premises. Responsibilities for design, payment and performance of all such work shall be as set forth on attached Exhibit C. If Tenant fails to notify Landlord of any defects in the Landlord's Work within thirty (30) days of delivery of possession to Tenant, Tenant shall be deemed to have accepted the Premises in their then condition. If Tenant discovers any major defects in the Landlord's Work during this 30-day period that would prevent Tenant from using the Premises for its intended purpose, Tenant shall so notify Landlord in writing and the Commencement Date shall be delayed until after Landlord has corrected the major defects and Tenant has had five (5) days to inspect and approve the Premises after Landlord's correction of such defects. The Commencement Date shall not be delayed if Tenant's inspection reveals minor defects in the Landlord's Work that will not prevent Tenant from using the Premises for their intended purpose. Tenant shall prepare a punch list of all minor defects in Landlord's Work and provide the punch list to Landlord. Landlord shall promptly correct all such punch list items.

3. TERM. The term of this Lease shall commence on the date specified in Section 1, or on such earlier or later date as may be specified by written notice delivered by Landlord to Tenant



CUSHMAN & WAKEFIELD®
Global Real Estate Solutions℠

Cushman & Wakefield
1420 Fifth Avenue, Suite 2900
Seattle, WA 98101
Phone: (206) 682-0666
Fax: (206) 521-0298

© Copyright 2007
Commercial Brokers Association
All Rights Reserved



CBA Form MT_LS
Single Tenant Lease Agreement
Rev. 7/07
Page 3 of 28

LEASE AGREEMENT
(Multi-Tenant Triple Net)
(Continued)

advising Tenant that the Premises are ready for possession and specifying the Commencement Date, which shall not be less than 30 days (thirty (30) if not filled in) following the date of such notice. ~~If~~ *In the event Landlord is unable to deliver the premises for occupancy to the Tenant on intended Lease Commencement Date due to no fault of the Tenant, Landlord will be responsible for paying Tenants holdover costs, if any, in it's current location.* Landlord *shall* permit~~s~~ Tenant to enter the Premises *two (2) weeks* prior to the Commencement Date *for the purpose of installing furniture fixtures and equipment (F,F &E)* specified in Section 1, then such early occupancy shall not advance the Commencement Date or the Termination Date hereof, but all terms and conditions of this Lease shall nevertheless apply to such early occupancy. Landlord shall act diligently to make the Premises available to Tenant; however, neither Landlord nor any agent or employee of Landlord shall be liable for any damage or loss due to Landlord's inability or failure to deliver possession of the Premises to Tenant as provided in this Lease. The Termination Date shall be modified upon any change in the Commencement Date so that the length of the Lease term is not changed. If Landlord does not deliver possession of the Premises to Tenant within 60 days (sixty (60) if not filled in) after the date specified in Section 1, Tenant may elect to cancel this Lease by giving written notice to Landlord within ten (10) days after such time period ends. If Tenant gives such notice, the Lease shall be cancelled, all prepaid rent and security deposits shall be refunded to Tenant, and neither Landlord nor Tenant shall have any further obligations to the other. The first "Lease Year" shall commence on the Commencement Date and shall end on the date which is twelve (12) months from the end of the month in which the Commencement Date occurs. Each successive Lease Year during the initial term and any extension terms shall be twelve (12) months, commencing on the first day following the end of the preceding Lease Year, except that the last Lease Year shall end on the Termination Date. To the extent Tenant's tenant improvements are not completed in time for the Tenant to occupy or take possession of the Premises on the Commencement Date due to the failure of Tenant to fulfill any of its obligations under this Lease, the Lease shall nevertheless commence on the Commencement Date. The term of this Lease shall expire on the date specified in Section 1. *TENANT SHALL HAVE THE ONE TIME RIGHT TO TERMINATE THE LEASE AT THE END OF MONTH 36 (THIRTY-SIX) WITH 6 (SIX) MONTHS PRIOR WRITTEN NOTICE OF ITS INTENTION TO DO SO. THE TERMINATION FEE PAID BY THE TENANT WILL BE THE COST OF THE UNAMORTIZED TI'S, COMMISSIONS AND FREE RENT CALCULATED ON A STRAIGHT LINE BASIS.*

4. RENT.

a. Payment of Rent. Tenant shall pay Landlord without notice, demand, deduction or offset, in lawful money of the United States, the Base Rent stated in Section 1 in advance on or before the first day of each month during the Lease term beginning on (check one): ☐ the Commencement Date, or ☒ December 1, 2009 (specify, but if no date specified, then on the Commencement Date), and any other additional payments due to Landlord ("Additional Rent"), including Operating Costs (collectively "rent" or "Rent") when required under this Lease. Payments for any partial month at the beginning or end of the Lease term shall be prorated. All payments due to Landlord under this Lease, including late fees and interest, shall be rent, and upon failure of Tenant to pay any such costs, charges or expenses, Landlord shall have the same rights and remedies as otherwise provided in this Lease for the failure of Tenant to pay rent.



CUSHMAN & WAKEFIELD®
Global Real Estate Solutions℠

Cushman & Wakefield
1420 Fifth Avenue, Suite 2900
Seattle, WA 98101
Phone: (206) 682-0666
Fax: (206) 521-0298


LEASE AGREEMENT
(Multi-Tenant Triple Net)
(Continued)

b. **Late Charges; Default Interest.** If any sums payable by Tenant to Landlord under this Lease are not received within five (5) business days after their due date, Tenant shall pay Landlord in addition to the amount due, for the cost of collecting and handling such late payment, an amount equal to the greater of $100 or five percent (5%) of the delinquent amount. In addition, all delinquent sums payable by Tenant to Landlord and not paid within five (5) business days after their due date shall, at Landlord's option, bear interest at the rate of ~~fifteen~~ *twelve* percent (~~15~~*12*%) per annum, or the highest rate of interest allowable by law, whichever is less (the "Default Rate"). Interest on all delinquent amounts shall be calculated from the original due date to the date of payment.

c. **Less Than Full Payment.** Landlord's acceptance of less than the full amount of any payment due from Tenant shall not be deemed an accord and satisfaction or compromise of such payment unless Landlord specifically consents in writing to payment of such lesser sum as an accord and satisfaction or compromise of the amount which Landlord claims.

5. **SECURITY DEPOSIT.** Upon execution of this Lease, Tenant shall deliver to Landlord the security deposit specified in Section 1 above. Landlord's obligations with respect to the security deposit are those of a debtor and not of a trustee, and Landlord may commingle the security deposit with its other funds. If Tenant breaches any covenant or condition of this Lease, including but not limited to the payment of Rent, Landlord may apply all or any part of the security deposit to the payment of any sum in default and any damage suffered by Landlord as a result of Tenant's breach, it being expressly understood that the security deposit shall not be considered as a measure of Tenant's damages in case of default by Tenant. In such event, Tenant shall, within five (5) days after written demand therefor by Landlord, deposit with Landlord the amount so applied. Any payment to Landlord from the security deposit shall not be construed as a payment of liquidated damages for any default. If Tenant complies with all of the covenants and conditions of this Lease throughout the Lease term, the security deposit shall be repaid to Tenant without interest within thirty (30) days after the surrender of the Premises by Tenant in the condition required hereunder.

6. **USES.** The Premises shall be used only for the use(s) specified in Section 1 above (the "Permitted Use"), and for no other business or purpose without the prior written consent of Landlord. No act shall be done on or around the Premises that is unlawful or that will increase the existing rate of insurance on the Premises or the Building, or cause the cancellation of any insurance on the Premises or the Building. Tenant shall not commit or allow to be committed any waste upon the Premises, or any public or private nuisance. Tenant shall not do or permit anything to be done in the Premises or on the Property which will obstruct or interfere with the rights of other tenants or occupants of the Property, or their customers, clients and visitors, or to injure or annoy such persons.

7. **COMPLIANCE WITH LAWS.** Tenant shall not cause or permit the Premises to be used in any way which violates any law, ordinance, or governmental regulation or order. Landlord represents to Tenant that, to Landlord's knowledge, without duty of investigation, and with the exception of any Tenant's Work, as of the Commencement Date, the Premises comply with all applicable laws, rules, regulations, or orders, including without limitation, the Americans With Disabilities Act, if applicable, and Landlord shall be responsible to promptly cure at its sole cost any noncompliance which existed on the Commencement Date. Tenant shall be responsible for



CUSHMAN &
WAKEFIELD®
Global Real Estate Solutions℠

Cushman & Wakefield
1420 Fifth Avenue, Suite 2900
Seattle, WA 98101
Phone: (206) 682-0666
Fax: (206) 521-0298

© Copyright 2007
Commercial Brokers Association
All Rights Reserved



CBA Form MT_LS
Single Tenant Lease Agreement
Rev. 7/07
Page 5 of 28

LEASE AGREEMENT
(Multi-Tenant Triple Net)
(Continued)

complying with all laws applicable to the Premises as a result of Tenant's particular use thereof, such as modifications required by the Americans With Disabilities Act as a result of Tenant opening the Premises to the public as a place of public accommodation. If the enactment or enforcement of any law, ordinance, regulation or code during the Lease term requires any changes to the Premises during the Lease term, the Tenant shall perform all such changes at its expense if the changes are required due to the nature of Tenant's activities at the Premises, or due to alterations that Tenant seeks to make to the Premises; otherwise, Landlord shall perform all such changes at its expense.

8.   **OPERATING COSTS.**

a.   Definition. As used herein, "Operating Costs" shall mean all costs of operating, maintaining and repairing the Premises, the Building, and the Property, determined in accordance with generally accepted accounting principles, and including without limitation the following: all taxes and assessments (including, but not limited to, real and personal property taxes and assessments, local improvement district assessments and other special purpose assessments, and taxes on rent or gross receipts); insurance premiums *(including earthquake insurance)* paid by Landlord and (to the extent used) deductibles for insurance applicable to the Property; water, sewer and all other utility charges (other than utilities separately metered and paid directly by Tenant or other tenants); janitorial and all other cleaning services; refuse and trash removal; supplies, materials, tools, and equipment used in the operation, repair, and maintenance of the Property; refurbishing and repainting; carpet replacement; to the extent serving areas other than just the Premises, heating, ventilation and air conditioning ("HVAC") service, repair and replacement when necessary; elevator service, repair and replacement when necessary; pest control; lighting systems, fire detection and security services; landscape maintenance; *a management fee of five percent (5%) of Gross Rents* (fees and/or personnel costs); parking lot, road, sidewalk and driveway patching, resurfacing and maintenance; snow and ice removal; amortization of capital improvements as Landlord may in the future install to comply with governmental regulations *except the Americans with Disabilities Act (ADA)* and rules or undertaken in good faith with a reasonable expectation of reducing operating costs (the useful life of which shall be a reasonable period of time as determined by Landlord); and costs of legal services (except those incurred directly relating to a particular occupant of the Building); accounting services, labor, supplies, materials and tools. Landlord and Tenant agree that if the Building is not ninety percent (90%) occupied during any calendar year (including the Base Year, if applicable), on a monthly average, then those portions of the Operating Costs that are driven by occupancy rates, as reasonably determined by Landlord, shall be increased to reflect the Operating Costs of the Building as though it were ninety percent (90%) occupied and Tenant's Pro Rata Share of Operating Costs shall be based upon Operating Costs as so adjusted. Operating Costs shall not include: Landlord's income tax or general corporate overhead, depreciation on the Building or equipment therein; loan payments; real estate broker's commissions; capital improvements to or major repairs of the Building's structural roof, exterior walls, and structural floors and foundations, except as described above; or any costs regarding the operation, maintenance and repair of the Premises, the Building, or the Property paid directly by Tenant or other tenants in the Building, or otherwise reimbursed to Landlord. If Tenant is renting a pad separate from any other structures on the Property for which Landlord separately furnishes the services described in this paragraph, then the term "Operating Costs" shall not include those costs of operating, repairing, and maintaining the enclosed mall which can be



CUSHMAN & WAKEFIELD®

Global Real Estate Solutions℠

Cushman & Wakefield
1420 Fifth Avenue, Suite 2900
Seattle, WA 98101
Phone: (206) 682-0666
Fax: (206) 521-0298

© Copyright 2007
Commercial Brokers Association
All Rights Reserved



CBA Form MT_LS
Single Tenant Lease Agreement
Rev. 7/07
Page 6 of 28

LEASE AGREEMENT
(Multi-Tenant Triple Net)
(Continued)

separately allocated to the tenants of the other structures. Operating Costs which cannot be separately allocated to the tenants of other structures may include but are not limited to: insurance premiums; taxes and assessments; management (fees and/or personnel costs); exterior lighting; parking lot, road, sidewalk and driveway patching, resurfacing and maintenance; snow and ice removal; and costs of legal services and accounting services. Permitted Operating Costs of a capital nature will be amortized over a reasonable period.

b.   Type of Payment. Options one and two below address the manner in which Operating Costs are paid under this Lease. To select the pure triple net option, check option 1. To select the base year option, check option 2.

☐   **OPTION ONE: TRIPLE NET.** As Additional Rent, Tenant shall pay to Landlord on the first of each month with payment of Tenant's base Rent one-twelfth of Tenant's Pro Rata Share of Operating Costs.

☒   **OPTION TWO: BASE YEAR.** The base Rent paid by Tenant under this Lease includes Tenant's Pro Rata Share of Operating Costs for the calendar year in which the Commencement Date occurs (the "Base Year"). As Additional Rent, Tenant shall pay to Landlord on the first day of each month commencing on the first day of the first year after the Commencement Date, with Tenant's payment of base Rent, one-twelfth of the amount, if any, by which Tenant's Pro Rata Share of Operating Costs exceeds Tenant's annualized Pro Rata Share of Operating Costs for the Base Year.

c.   Method of Payment. Tenant shall pay to Landlord Operating Costs as provided above pursuant to the following procedure:

(i)   Landlord shall provide to Tenant, at or before the Commencement Date, a good faith estimate of annual Operating Costs for the calendar year in which the Commencement Date occurs. Landlord shall also provide to Tenant, as soon as possible following the first day of each succeeding calendar year, a good faith estimate of Tenant's annual Pro Rata Share of Operating Costs for the then-current year;

(ii)   Each estimate of Tenant's annual Pro Rata Share of Operating Costs determined by Landlord as described above, shall be divided into twelve (12) equal monthly installments. If Tenant pays Operating Costs under Option One, Tenant shall pay to Landlord such monthly installment of Operating Costs with each monthly payment of base Rent. If Tenant pays Operating Costs under Option Two, Tenant shall pay to Landlord with each monthly payment of base Rent the amount, if any, by which such monthly installments of Operating Costs exceed one twelfth of Tenant's annualized Pro Rate Share of Operating Costs for the Base Year. In the event the estimated amount of Tenant's Pro Rata Share of Operating Costs has not yet been determined for any calendar year, Tenant shall pay the monthly installment in the estimated amount determined for the preceding calendar year until the estimate for the current calendar year has been provided to Tenant. At such time as the estimate for the current calendar year is received, Tenant shall then pay any shortfall or receive a credit for any surplus for the preceding months of the current calendar year and shall, thereafter, make the monthly installment payments in accordance with the current estimate; and



CUSHMAN & WAKEFIELD®
Global Real Estate Solutions℠

Cushman & Wakefield
1420 Fifth Avenue, Suite 2900
Seattle, WA 98101
Phone: (206) 682-0666
Fax: (206) 521-0298

© Copyright 2007
Commercial Brokers Association
All Rights Reserved



CBA Form MT_LS
Single Tenant Lease Agreement
Rev. 7/07
Page 7 of 28

LEASE AGREEMENT
(Multi-Tenant Triple Net)
(Continued)

(iii)   As soon as reasonably possible following the end of each calendar year of the Lease term, Landlord shall determine and provide to Tenant a statement (the "Operating Costs Statement") setting forth the amount of Operating Costs actually incurred and the amount of Tenant's Pro Rata Share of Operating Costs actually payable by Tenant with respect to such calendar year. In the event the amount of Tenant's Pro Rata Share of Operating Costs exceeds the sum of the monthly installments actually paid by Tenant for such calendar year, Tenant shall pay to Landlord the difference within thirty (30) days following receipt of the Operating Costs Statement. In the event the sum of the monthly installments actually paid by Tenant for such calendar year exceeds the amount of Tenant's Pro Rata Share of Operating Costs actually due and owing, the difference shall be applied as a credit to Tenant's future Pro Rata Share of Operating Costs payable by Tenant pursuant to this Section, or if the term has expired, within thirty (30) days after delivery of such Operating Costs Statement.

(iv)   Should Tenant dispute any amount shown on the Operating Costs Statement, Tenant may audit Landlord's books and records for the calendar year covered by such Operating Costs Statement upon written notice to Landlord given within ninety (90) days after Tenant's receipt of such Operating Costs Statement. Should Tenant fail to provide notice of dispute within such ninety (90) day period, the Operating Costs Statement shall be final and conclusive. Any audit conducted by Tenant shall be completed within sixty (60) days after Tenant's request therefor. In the event the amount of Tenant's Pro Rata Share of Operating Costs exceeds the sum of the monthly installments actually paid by Tenant for such calendar year, Tenant shall pay to Landlord the difference within thirty (30) days following completion of the audit. In the event the sum of the monthly installments actually paid by Tenant for such calendar year exceeds the amount of Tenant's Pro Rata Share of Operating Costs actually due and owing, the difference shall be applied as a credit to Tenant's future Pro Rata Share of Operating Costs payable by Tenant pursuant to this Section, or if the term has expired, within thirty (30) days after completion of the audit. Landlord and Tenant shall cooperate as may be reasonably necessary in order to facilitate the timely completion of any audit. Nothing in this Section shall in any manner modify Tenant's obligations to make payments as and when provided under this Lease.

9.   **UTILITIES AND SERVICES.** Landlord shall provide the Premises the following services, the cost of which shall be included in the Operating Costs, to the extent not separately metered to the Premises: water and electricity for the Premises seven (7) days per week, twenty-four (24) hours per day, and HVAC from <u>6:00</u> a.m. to <u>7:00</u> p.m. Monday through Friday, and - a.m. to - p.m. on Saturday and - a.m. to - p.m. on Sunday, and shall provide janitorial service to the Premises and Building five (5) nights each week, exclusive of holidays. HVAC services will also be provided by Landlord to the Premises during additional hours on reasonable notice to Landlord, at Tenant's sole cost and expense, at an hourly rate reasonably established by Landlord from time to time and payable by Tenant, as billed, as Additional Rent.

Tenant shall furnish all other utilities (including, but not limited to, telephone and cable service if available) and other services which Tenant requires with respect to the Premises, except those to be provided by Landlord as described above, and shall pay, at Tenant's sole expense, the cost of all utilities separately metered to the Premises, and of all other utilities and other services which Tenant requires with respect to the Premises, except those to be provided by Landlord and



Cushman & Wakefield
1420 Fifth Avenue, Suite 2900
Seattle, WA 98101
Phone: (206) 682-0666
Fax: (206) 521-0298

Global Real Estate Solutions℠

© Copyright 2007
Commercial Brokers Association
All Rights Reserved



CBA Form MT_LS
Single Tenant Lease Agreement
Rev. 7/07
Page 8 of 28

LEASE AGREEMENT
(Multi-Tenant Triple Net)
(Continued)

included in Operating Costs as described above. Notwithstanding the foregoing, if Tenant's use of the Premises incurs utility service charges which are above ordinary usage as compared with other users at the Property, Landlord reserves the right to require Tenant to pay a reasonable additional charge for such usage. For example, where Tenant installs and uses a number of electronic devices which is greater than normal, the increased usage may result in higher electrical charges and increased charges for cooling since overheating of rooms may result. Landlord shall not be liable for any loss, injury or damage to person or property caused by or resulting from any variation, interruption, or failure of utilities due to any cause whatsoever, and rent shall not abate as a result thereof, except to the extent due to the intentional misconduct or gross negligence of Landlord.

10.   **TAXES.** Tenant shall pay all taxes, assessments, liens and license fees levied, assessed or imposed by any authority having the direct or indirect power to tax or assess any such liens, by reason of Tenant's use of the Premises, and on Tenant's personal property located on the Premises. Landlord shall pay all taxes and assessments with respect to the Property, including any taxes resulting from a reassessment of the Building or the Property due to a change of ownership or otherwise, all of which shall be included in Operating Costs and subject to partial reimbursement by Tenant as set forth in Section 8.

11.   **COMMON AREAS.**

a.   Definition. The term "Common Areas" means all areas, facilities and building systems that are provided and designated from time to time by Landlord for the general non-exclusive use and convenience of Tenant with other tenants and which are not leased or held for the exclusive use of a particular tenant. To the extent that such areas and facilities exist within the Property, Common Areas include hallways, entryways, stairs, elevators, driveways, walkways, terraces, docks, loading areas, restrooms, trash facilities, parking areas and garages, roadways, pedestrian sidewalks, landscaped areas, security areas, lobby or mall areas, common heating, ventilating and air conditioning systems, common electrical service, equipment and facilities, and common mechanical systems, equipment and facilities. Tenant shall comply with reasonable rules and regulations concerning the use of the Common Areas adopted by Landlord from time to time. Without advance notice to Tenant and without any liability to Tenant, Landlord may change the size, use, or nature of any Common Areas, erect improvements on the Common Areas or convert any portion of the Common Areas to the exclusive use of Landlord or selected tenants, so long as Tenant is not thereby deprived of the substantial benefit of the Premises *including access.* Landlord reserves the use of exterior walls and the roof, and the right to install, maintain, use, repair and replace pipes, ducts, conduits, and wires leading through the Premises in areas which will not materially interfere with Tenant's use thereof.

b.   Use of the Common Areas. Tenant shall have the non-exclusive right, in common with such other tenants to whom Landlord has granted or may grant such rights, to use the Common Areas. Tenant shall abide by rules and regulations adopted by Landlord from time to time and shall use its best efforts to cause its employees, contractors, and invitees to comply with those rules and regulations, and not interfere with the use of Common Areas by others.



CUSHMAN & WAKEFIELD®
Global Real Estate Solutions℠

Cushman & Wakefield
1420 Fifth Avenue, Suite 2900
Seattle, WA 98101
Phone: (206) 682-0666
Fax: (206) 521-0298

© Copyright 2007
Commercial Brokers Association
All Rights Reserved



CBA Form MT_LS
Single Tenant Lease Agreement
Rev. 7/07
Page 9 of 28

LEASE AGREEMENT
(Multi-Tenant Triple Net)
(Continued)

c.   **Maintenance of Common Areas.** Landlord shall maintain the Common Areas in good order, condition and repair. This maintenance cost shall be an Operating Cost chargeable to Tenant pursuant to Section 8. In performing such maintenance, Landlord shall use reasonable efforts to minimize interference with Tenant's use and enjoyment of the Premises.

12.   ALTERATIONS. Tenant may make alterations, additions or improvements to the Premises, including any Tenant's Work identified on attached Exhibit C ("Alterations"), with the prior written consent of Landlord, which, with respect to Alterations not affecting the structural components of the Premises or utility systems therein, shall not be unreasonably withheld, conditioned, or delayed. Landlord shall have ~~thirty~~-fifteen (~~30~~15) days in which to respond to Tenant's request for any Alterations so long as such request includes the name(s) of Tenant's contractors and reasonably detailed plans and specifications therefor. The term "Alterations" shall not include the installation of shelves, movable partitions, Tenant's equipment, and trade fixtures that may be performed without damaging existing improvements or the structural integrity of the Premises, and Landlord's consent shall not be required for Tenant's installation or removal of those items. Tenant shall perform all work within the Premises at Tenant's expense in compliance with all applicable laws, and shall complete all Alterations in accordance with plans and specifications approved by Landlord, using contractors approved by Landlord, and in a manner so as to not unreasonably interfere with other tenants. Tenant shall pay, when due, all claims for labor or materials furnished to or for Tenant at or for use in the Premises, which claims are or may be secured by any mechanics' or materialmens' liens against the Premises or any interest therein. Landlord shall be deemed the owner of all Alterations except for those which Landlord requires to be removed at the end of the Lease term. ~~Tenant shall remove all Alterations at the end of the Lease term unless Landlord conditioned its consent upon Tenant leaving a specified Alteration at the Premises, in which case Tenant shall not remove such Alteration. Tenant shall immediately repair any damage to the Premises caused by removal of Alterations.~~

13.   REPAIRS AND MAINTENANCE; SURRENDER. Tenant shall, at its sole expense, maintain the Premises in good condition and promptly make all non-structural repairs and replacements necessary to keep the Premises safe and in good condition, including all HVAC components and other utilities and systems to the extent exclusively serving the Premises. Landlord shall maintain and repair the Building structure, foundation, subfloor, exterior walls, roof structure and surface, and HVAC components and other utilities and systems serving more than just the Premises, and the Common Areas, the costs of which shall be included as an Operating Cost. Tenant shall not damage any demising wall or disturb the structural integrity of the Premises and shall promptly repair any damage or injury done to any such demising walls or structural elements caused by Tenant or its employees, agents, contractors, or invitees. Notwithstanding anything in this Section to the contrary, Tenant shall not be responsible for any repairs to the Premises made necessary by the negligence or willful misconduct of Landlord or its agents, employees, contractors or invitees therein. If Tenant fails to perform Tenant's obligations under this Section, Landlord may at Landlord's option enter upon the Premises after ten (10) days' prior notice to Tenant and put the same in good order, condition and repair and the cost thereof together with interest thereon at the Default Rate shall be due and payable as Additional Rent to Landlord together with Tenant's next installment of Base Rent. Upon expiration of the Lease term, whether by lapse of time or otherwise, Tenant shall promptly and peacefully surrender the Premises, together with all keys, to Landlord in as good condition as when received by Tenant from Landlord or as thereafter improved, reasonable wear and tear and insured casualty excepted.



CUSHMAN &
WAKEFIELD ®
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Cushman & Wakefield
1420 Fifth Avenue, Suite 2900
Seattle, WA 98101
Phone: (206) 682-0666
Fax: (206) 521-0298

© Copyright 2007
Commercial Brokers Association
All Rights Reserved

CBA Form MT_LS
Single Tenant Lease Agreement
Rev. 7/07
Page 10 of 28

LEASE AGREEMENT
(Multi-Tenant Triple Net)
(Continued)

14. **ACCESS AND RIGHT OF ENTRY.** After twenty-four (24) hours' notice from Landlord (except in cases of emergency, when no notice shall be required), Tenant shall permit Landlord and its agents, employees and contractors to enter the Premises at all reasonable times to make repairs, inspections, alterations or improvements, provided that Landlord shall use reasonable efforts to minimize interference with Tenant's use and enjoyment of the Premises. This Section shall not impose any repair or other obligation upon Landlord not expressly stated elsewhere in this Lease. After reasonable notice to Tenant, Landlord shall have the right to enter the Premises for the purpose of showing the Premises to prospective purchasers or lenders at any time, and to prospective tenants within one hundred eighty (180) days prior to the expiration or sooner termination of the Lease term, and for posting "for lease" signs within one hundred eighty (180) days prior to the expiration or sooner termination of the Lease term.

15. **SIGNAGE.** Tenant shall obtain Landlord's written consent as to size, location, materials, method of attachment, and appearance, before installing any signs upon the Premises. Tenant shall install any approved signage at Tenant's sole expense and in compliance with all applicable laws. Tenant shall not damage or deface the Premises in installing or removing signage and shall repair any injury or damage to the Premises caused by such installation or removal. *LANDLORD SHALL PROVIDE BUILDING STANDARD SUITE, LOBBY DIRECTORY, AND MONUMENT SIGNAGE AT LANDLORD'S COST.*

16. **DESTRUCTION OR CONDEMNATION.**

a. **Damage and Repair.** If the Premises or the portion of the Property necessary for Tenant's occupancy are partially damaged but not rendered untenantable, by fire or other insured casualty, then Landlord shall diligently restore the Premises and the portion of the Property necessary for Tenant's occupancy to the extent required below and this Lease shall not terminate; provided, however, Tenant may terminate the Lease if Landlord is unable to restore the Premises within six (6) months of the casualty event.

The Premises or the portion of the Property necessary for Tenant's occupancy shall not be deemed untenantable if less than twenty-five percent (25%) of each of those areas are damaged. Landlord shall have no obligation to restore the Premises if insurance proceeds are not available to pay the entire cost of such restoration. If insurance proceeds are available to Landlord but are not sufficient to pay the entire cost of restoring the Premises, or if Landlord's lender shall not permit all or any part of the insurance proceeds to be applied toward restoration, then Landlord may elect to terminate this Lease and keep the insurance proceeds, by notifying Tenant within sixty (60) days of the date of such casualty.

If the Premises, the portion of the Property necessary for Tenant's occupancy, or 50% or more of the rentable area of the Property are entirely destroyed, or partially damaged and rendered untenantable, by fire or other casualty, Landlord may, at its option: (a) terminate this Lease as provided herein, or (b) restore the Premises and the portion of the Property necessary for Tenant's occupancy to their previous condition to the extent required below; provided, however, if such casualty event occurs during the last six (6) months of the Lease term (after considering any option to extend the term timely exercised by Tenant) then either Tenant or Landlord may elect to terminate the Lease. If, within sixty (60) days after receipt by Landlord from Tenant of written



CUSHMAN & WAKEFIELD®
Global Real Estate Solutions℠

Cushman & Wakefield
1420 Fifth Avenue, Suite 2900
Seattle, WA 98101
Phone: (206) 682-0666
Fax: (206) 521-0298

© Copyright 2007
Commercial Brokers Association
All Rights Reserved



CBA Form MT_LS
Single Tenant Lease Agreement
Rev. 7/07
Page 11 of 28

LEASE AGREEMENT
(Multi-Tenant Triple Net)
(Continued)

notice that Tenant deems the Premises or the portion of the Property necessary for Tenant's occupancy untenantable, Landlord fails to notify Tenant of its election to restore those areas, or if Landlord is unable to restore those areas within six (6) months of the date of the casualty event, then Tenant may elect to terminate the Lease upon twenty (20) days' written notice to Landlord unless Landlord, within such twenty (20) day period, notifies Tenant that it will in fact restore the Premises or actually completes such restoration work to the extent required below, as applicable.

If Landlord restores the Premises or the Property under this Section, Landlord shall proceed with reasonable diligence to complete the work, and the base monthly rent shall be abated in the same proportion as the untenantable portion of the Premises bears to the whole Premises, provided that there shall be a rent abatement only if the damage or destruction of the Premises or the Property did not result from, or was not contributed to directly or indirectly by the act, fault or neglect of Tenant, or Tenant's officers, contractors, licensees, subtenants, agents, servants, employees, guests, invitees or visitors. No damages, compensation or claim shall be payable by Landlord for inconvenience, loss of business or annoyance directly, incidentally or consequentially arising from any repair or restoration of any portion of the Premises or the Property. Landlord will not carry insurance of any kind for the protection of Tenant or any improvements paid for by Tenant or as provided in Exhibit C or on Tenant's furniture or on any fixtures, equipment, improvements or appurtenances of Tenant under this Lease, and Landlord's restoration obligations hereunder shall not include any obligation to repair any damage thereto or replace the same.

b.   Condemnation. If the Premises, the portion of the Property necessary for Tenant's occupancy, or 50% or more of the rentable area of the Property are made untenantable by eminent domain, or conveyed under a threat of condemnation, this Lease shall terminate at the option of either Landlord or Tenant as of the earlier of the date title vests in the condemning authority or the condemning authority first has possession of the Premises or the portion of the Property and all Rents and other payments shall be paid to that date. In case of taking of a part of the Premises or the portion of the Property necessary for Tenant's occupancy that does not render those areas untenantable, then this Lease shall continue in full force and effect and the base monthly rent shall be equitably reduced based on the proportion by which the floor area of any structures is reduced, such reduction in Rent to be effective as of the earlier of the date the condemning authority first has possession of such portion or title vests in the condemning authority. The Premises or the portion of the Property necessary for Tenant's occupancy shall not be deemed untenantable if less than twenty-five percent (25%) of each of those areas are condemned. Landlord shall be entitled to the entire award from the condemning authority attributable to the value of the Premises or the Property and Tenant shall make no claim for the value of its leasehold. Tenant shall be permitted to make a separate claim against the condemning authority for moving expenses, provided that in no event shall Tenant's claim reduce Landlord's award.

17.   **INSURANCE.**

a.   Tenant's Liability Insurance. During the Lease term, Tenant shall pay for and maintain commercial general liability insurance with broad form property damage and contractual liability endorsements. This policy shall name Landlord, its property manager (if any), and other parties designated by Landlord as additional insureds using an endorsement form acceptable to



Cushman & Wakefield
1420 Fifth Avenue, Suite 2900
Seattle, WA 98101
Phone: (206) 682-0666
Fax: (206) 521-0298

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CBA Form MT_LS
Single Tenant Lease Agreement
Rev. 7/07
Page 12 of 28

LEASE AGREEMENT
(Multi-Tenant Triple Net)
(Continued)

Landlord, and shall insure Tenant's activities and those of Tenant's employees, officers, contractors, licensees, agents, servants, employees, guests, invitees or visitors with respect to the Premises against loss, damage or liability for personal injury or bodily injury (including death) or loss or damage to property with a combined single limit of not less than $2,000,000, and a deductible of not more than $10,000. Tenant's insurance will be primary and noncontributory with any liability insurance carried by Landlord. Landlord may also require Tenant to obtain and maintain business income coverage for at least six (6) months, business auto liability coverage, and, if applicable to Tenant's proposed use of the Premises, liquor liability insurance and/or warehouseman's coverage.

b.   Tenant's Property Insurance. During the Lease term, Tenant shall pay for and maintain special form causes of loss coverage property insurance ~~(with coverage for earthquake if required by Landlord's lender~~ and, if the Premises are situated in a flood plain, flood damage) for all of Tenant's personal property, fixtures and equipment in the amount of their full replacement value, with a deductible of not more than $10,000.

c.   Miscellaneous. Tenant's insurance required under this Section shall be with companies rated A-/VII or better in Best's Insurance Guide, and which are admitted in the State of Washington. No insurance policy shall be cancelled or reduced in coverage and each such policy shall provide that it is not subject to cancellation or a reduction in coverage except after thirty (30) days prior written notice to Landlord. Tenant shall deliver to Landlord upon commencement of the Lease and from time to time thereafter, copies of the insurance policies or evidence of insurance and copies of endorsements required by this Section. In no event shall the limits of such policies be considered as limiting the liability of Tenant under this Lease. If Tenant fails to acquire or maintain any insurance or provide any policy or evidence of insurance required by this Section, and such failure continues for three (3) days after written notice from Landlord, Landlord may, but shall not be required to, obtain such insurance for Landlord's benefit and Tenant shall reimburse Landlord for the costs of such insurance upon demand. Such amounts shall be Additional Rent payable by Tenant hereunder and in the event of non-payment thereof, Landlord shall have the same rights and remedies with respect to such non-payment as it has with respect to any other non-payment of rent hereunder.

d.   Landlord's Insurance. Landlord shall carry special form causes of loss coverage property insurance of the Building shell and core in the amount of their full replacement value, and such other insurance of such types and amounts as Landlord, in its discretion, shall deem reasonably appropriate. The cost of any such insurance shall be included in Operating Costs, and if such insurance is provided by a "blanket policy" insuring other parties and/or locations in addition to the Building, then only the portion of the premiums allocable to the Building and Property shall be included in the Operating Costs.

e.   Waiver of Subrogation. Landlord and Tenant hereby release each other and any other tenant, their agents or employees, from responsibility for, and waive their entire claim of recovery for any loss or damage arising from any cause covered by property insurance required to be carried or otherwise carried by each of them. Each party shall provide notice to the property insurance carrier or carriers of this mutual waiver of subrogation, and shall cause its respective property insurance carriers to waive all rights of subrogation against the other. This waiver shall



Cushman & Wakefield
1420 Fifth Avenue, Suite 2900
Seattle, WA 98101
Phone: (206) 682-0666
Fax: (206) 521-0298

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Commercial Brokers Association
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CBA Form MT_LS
Single Tenant Lease Agreement
Rev. 7/07
Page 13 of 28

LEASE AGREEMENT
(Multi-Tenant Triple Net)
(Continued)

not apply to the extent of the deductible amounts to any such property policies or to the extent of liabilities exceeding the limits of such policies.

18. INDEMNIFICATION.

a.   Indemnification by Tenant.   Tenant shall defend, indemnify, and hold Landlord harmless against all liabilities, damages, costs, and expenses, including attorneys' fees, for personal injury, bodily injury (including death) or property damage arising from any negligent or wrongful act or omission of Tenant or Tenant's officers, contractors, licensees, subtenants, agents, servants, employees, guests, invitees, or visitors on or around the Premises, or arising from any breach of this Lease by Tenant. Tenant shall use legal counsel reasonably acceptable to Landlord in defense of any action within Tenant's defense obligation.

b.   Indemnification by Landlord.   Landlord shall defend, indemnify and hold Tenant harmless against all liabilities, damages, costs, and expenses, including attorneys' fees, for personal injury, bodily injury (including death) or property damage arising from any negligent or wrongful act or omission of Landlord or Landlord's officers, contractors, licensees, agents, servants, employees, guests, invitees, or visitors on or around the Premises, or arising from any breach of this Lease by Landlord. Landlord shall use legal counsel reasonably acceptable to Tenant in defense of any action within Landlord's defense obligation.

c.   Waiver of Immunity. Landlord and Tenant each specifically and expressly waive any immunity that each may be granted under the Washington State Industrial Insurance Act, Title 51 RCW. Neither party's indemnity obligations under this Lease shall be limited by any limitation on the amount or type of damages, compensation, or benefits payable to or for any third party under the Worker Compensation Acts, Disability Benefit Acts or other employee benefit acts.

d.   Exemption of Landlord from Liability. Except to the extent of claims arising out of Landlord's gross negligence or intentional misconduct, Landlord shall not be liable for injury to Tenant's business or assets or any loss of income therefrom or for damage to any property of Tenant or of its employees, invitees, customers, or any other person in or about the Premises.

e.   Survival. The provisions of this Section shall survive expiration or termination of this Lease.

19. ASSIGNMENT AND SUBLETTING. Tenant shall not assign, sublet, mortgage, encumber or otherwise transfer any interest in this Lease (collectively referred to as a "Transfer") or any part of the Premises, without first obtaining Landlord's written consent which shall not be unreasonably withheld, conditioned, or delayed. No Transfer shall relieve Tenant of any liability under this Lease notwithstanding Landlord's consent to such Transfer. Consent to any Transfer shall not operate as a waiver of the necessity for Landlord's consent to any subsequent Transfer. In connection with each request for consent to a Transfer, Tenant shall pay the reasonable cost of processing same, including attorneys fees, upon demand of Landlord, up to a maximum of $~~1,250.~~ *1,000.00*



Cushman & Wakefield
1420 Fifth Avenue, Suite 2900
Seattle, WA 98101
Phone: (206) 682-0666
Fax: (206) 521-0298

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Commercial Brokers Association
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CBA Form MT_LS
Single Tenant Lease Agreement
Rev. 7/07
Page 14 of 28

LEASE AGREEMENT
(Multi-Tenant Triple Net)
(Continued)

If Tenant is a partnership, limited liability company, corporation, or other entity, any transfer of this Lease by merger, consolidation, redemption or liquidation, or any change(s) in the ownership of, or power to vote, which singularly or collectively represents a majority of the beneficial interest in Tenant, shall constitute a Transfer under this Section.

As a condition to Landlord's approval, if given, any potential assignee or sublessee otherwise approved by Landlord shall assume all obligations of Tenant under this Lease and shall be jointly and severally liable with Tenant and any guarantor, if required, for the payment of Rent and performance of all terms of this Lease. In connection with any Transfer, Tenant shall provide Landlord with copies of all assignments, subleases and assumption instruments.

20.   LIENS. Tenant is not authorized to subject the Landlord's estate to any liens or claims of lien. Tenant shall keep the Premises free from any liens created by or through Tenant. Tenant shall indemnify and hold Landlord harmless from liability for any such liens including, without limitation, liens arising from any Alterations. If a lien is filed against the Premises by any person claiming by, through or under Tenant, Tenant shall, within ten (10) days after Landlord's demand, at Tenant's expense, either remove the lien or furnish to Landlord a bond in form and amount and issued by a surety satisfactory to Landlord, indemnifying Landlord and the Premises against all liabilities, costs and expenses, including attorneys' fees, which Landlord could reasonably incur as a result of such lien(s).

21.   DEFAULT. The following occurrences shall each be deemed an Event of Default by Tenant. Any notice periods granted herein shall be deemed to run concurrently with and not in addition to any default notice periods required by law.

a.   Failure To Pay. Tenant fails to pay any sum, including Rent, due under this Lease following five (5) days' written notice from Landlord of the failure to pay.

~~b.   Vacation/Abandonment. Tenant vacates the Premises (defined as an absence for at least fifteen (15) consecutive days without prior notice to Landlord), or Tenant abandons the Premises (defined as an absence of five (5) days or more while Tenant is in breach of some other term of this Lease). Tenant's vacation or abandonment of the Premises shall not be subject to any notice or right to cure.~~

c.   Insolvency. Tenant becomes insolvent, voluntarily or involuntarily bankrupt, or a receiver, assignee or other liquidating officer is appointed for Tenant's business, provided that in the event of any involuntary bankruptcy or other insolvency proceeding, the existence of such proceeding shall constitute an Event of Default only if such proceeding is not dismissed or vacated within sixty (60) days after its institution or commencement.

d.   Levy or Execution. Tenant's interest in this Lease or the Premises, or any part thereof, is taken by execution or other process of law directed against Tenant, or is taken upon or subjected to any attachment by any creditor of Tenant, if such attachment is not discharged within fifteen (15) days after being levied.



Cushman & Wakefield
1420 Fifth Avenue, Suite 2900
Seattle, WA 98101
Phone: (206) 682-0666
Fax: (206) 521-0298

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Commercial Brokers Association
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CBA Form MT_LS
Single Tenant Lease Agreement
Rev. 7/07
Page 15 of 28

LEASE AGREEMENT
(Multi-Tenant Triple Net)
(Continued)

e.   Other Non-Monetary Defaults. Tenant breaches any agreement, term or covenant of this Lease other than one requiring the payment of money and not otherwise enumerated in this Section or elsewhere in this Lease, and the breach continues for a period of thirty (30) days after notice by Landlord to Tenant of the breach.

f.   Failure to Take Possession. Tenant fails to take possession of the Premises on the Commencement Date or fails to commence any Tenant's Work in a timely fashion.

Landlord shall not be in default unless Landlord fails to perform obligations required of Landlord within a reasonable time, but in no event less than thirty (30) days after written notice by Tenant to Landlord. If Landlord fails to cure any such default within the allotted time, Tenant's sole remedy shall be to seek actual money damages (but not consequential or punitive damages) for loss arising from Landlord's failure to discharge its obligations under this Lease. Nothing herein contained shall relieve Landlord from its duty to perform of any of its obligations to the standard prescribed in this Lease.

22.   REMEDIES.

Landlord shall have the following remedies upon an Event of Default. Landlord's rights and remedies under this Lease shall be cumulative, and none shall exclude any other right or remedy allowed by law.

a.   Termination of Lease. Landlord may terminate Tenant's interest under the Lease, but no act by Landlord other than written notice of termination from Landlord to Tenant shall terminate this Lease. The Lease shall terminate on the date specified in the notice of termination. Upon termination of this Lease, Tenant will remain liable to Landlord for damages in an amount equal to the rent and other sums that would have been owing by Tenant under this Lease for the balance of the Lease term, less the net proceeds, if any, of any re-letting of the Premises by Landlord subsequent to the termination, after deducting all Landlord's Reletting Expenses (as defined below). Landlord shall be entitled to either collect damages from Tenant monthly on the days on which rent or other amounts would have been payable under the Lease, or alternatively, Landlord may accelerate Tenant's obligations under the Lease and recover from Tenant: (i) unpaid rent which had been earned at the time of termination; (ii) the amount by which the unpaid rent which would have been earned after termination until the time of award exceeds the amount of rent loss that Tenant proves could reasonably have been avoided; (iii) the amount by which the unpaid rent for the balance of the term of the Lease after the time of award exceeds the amount of rent loss that Tenant proves could reasonably be avoided (discounting such amount by the discount rate of the Federal Reserve Bank of San Francisco at the time of the award, plus 1%); and (iv) any other amount necessary to compensate Landlord for all the detriment proximately caused by Tenant's failure to perform its obligations under the Lease, or which in the ordinary course would be likely to result from the Event of Default, including without limitation Reletting Expenses described below.

b.   Re-Entry and Reletting. Landlord may continue this Lease in full force and effect, and without demand or notice, re-enter and take possession of the Premises or any part thereof, expel the Tenant from the Premises and anyone claiming through or under the Tenant, and



Cushman & Wakefield
1420 Fifth Avenue, Suite 2900
Seattle, WA 98101
Phone: (206) 682-0666
Fax: (206) 521-0298

© Copyright 2007
Commercial Brokers Association
All Rights Reserved



CBA Form MT_LS
Single Tenant Lease Agreement
Rev. 7/07
Page 16 of 28

LEASE AGREEMENT
(Multi-Tenant Triple Net)
(Continued)

remove the personal property of either. Landlord may relet the Premises, or any part of them, in Landlord's or Tenant's name for the account of Tenant, for such period of time and at such other terms and conditions, as Landlord, in its discretion, may determine. Landlord may collect and receive the rents for the Premises. To the fullest extent permitted by law, the proceeds of any reletting shall be applied: first, to pay Landlord all costs and expenses of such reletting (including without limitation, costs and expenses incurred in retaking or repossessing the Premises, removing persons or property therefrom, securing new tenants, and, if Landlord maintains and operates the Premises, the costs thereof); second, to pay any indebtedness of Tenant to Landlord other than rent; third, to the rent due and unpaid hereunder; and fourth, the residue, if any, shall be held by Landlord and applied in payment of other or future obligations of Tenant to Landlord as the same may become due and payable, and Tenant shall not be entitled to receive any portion of such revenue. Re-entry or taking possession of the Premises by Landlord under this Section shall not be construed as an election on Landlord's part to terminate this Lease, unless a written notice of termination is given to Tenant. Landlord reserves the right following any re-entry or reletting, or both, under this Section to exercise its right to terminate the Lease. Tenant will pay Landlord the rent and other sums which would be payable under this Lease if repossession had not occurred, less the net proceeds, if any, after reletting the Premises, after deducting Landlord's Reletting Expenses. "Reletting Expenses" is defined to include all expenses incurred by Landlord in connection with reletting the Premises, including without limitation, all repossession costs, brokerage commissions, attorneys' fees, remodeling and repair costs, costs for removing and storing Tenant's property and equipment, and tenant improvements and rent concessions granted by Landlord to any new Tenant, prorated over the life of the new lease.

c. **Waiver of Redemption Rights.** Tenant, for itself, and on behalf of any and all persons claiming through or under Tenant, including creditors of all kinds, hereby waives and surrenders all rights and privileges which they may have under any present or future law, to redeem the Premises or to have a continuance of this Lease for the Lease term, as it may have been extended.

d. **Nonpayment of Additional Rent.** All costs which Tenant is obligated to pay to Landlord pursuant to this Lease shall in the event of nonpayment be treated as if they were payments of Rent, and Landlord shall have all the rights herein provided for in case of nonpayment of Rent.

e. **Failure to Remove Property.** If Tenant fails to remove any of its property from the Premises at Landlord's request following an uncured Event of Default, Landlord may, at its option, remove and store the property at Tenant's expense and risk. If Tenant does not pay the storage cost within five (5) days of Landlord's request, Landlord may, at its option, have any or all of such property sold at public or private sale (and Landlord may become a purchaser at such sale), in such manner as Landlord deems proper, without notice to Tenant. Landlord shall apply the proceeds of such sale: (i) to the expense of such sale, including reasonable attorneys' fees actually incurred; (ii) to the payment of the costs or charges for storing such property; (iii) to the payment of any other sums of money which may then be or thereafter become due Landlord from Tenant under any of the terms hereof; and (iv) the balance, if any, to Tenant. Nothing in this Section shall limit Landlord's right to sell Tenant's personal property as permitted by law or to foreclose Landlord's lien for unpaid rent.

 **CUSHMAN &
WAKEFIELD**®
Global Real Estate Solutions℠

Cushman & Wakefield
1420 Fifth Avenue, Suite 2900
Seattle, WA 98101
Phone: (206) 682-0666
Fax: (206) 521-0298

© Copyright 2007
Commercial Brokers Association
All Rights Reserved

CBA Form MT_LS
Single Tenant Lease Agreement
Rev. 7/07
Page 17 of 28

LEASE AGREEMENT
(Multi-Tenant Triple Net)
(Continued)

23. **MORTGAGE SUBORDINATION AND ATTORNMENT.** This Lease shall automatically be subordinate to any mortgage or deed of trust created by Landlord which is now existing or hereafter placed upon the Premises including any advances, interest, modifications, renewals, replacements or extensions ("Landlord's Mortgage"). Tenant shall attorn to the holder of any Landlord's Mortgage or any person(s) acquiring the Premises at any sale or other proceeding under any Landlord's Mortgage provided such person(s) assume the obligations of Landlord under this Lease. Tenant shall promptly and in no event later than fifteen (15) days after request execute, acknowledge and deliver documents which the holder of any Landlord's Mortgage may reasonably require as further evidence of this subordination and attornment. Notwithstanding the foregoing, Tenant's obligations under this Section to subordinate in the future are conditioned on the holder of each Landlord's Mortgage and each person acquiring the Premises at any sale or other proceeding under any such Landlord's Mortgage not disturbing Tenant's occupancy and other rights under this Lease, so long as no uncured Event of Default exists.

24. **NON-WAIVER.** Landlord's waiver of any breach of any term contained in this Lease shall not be deemed to be a waiver of the same term for subsequent acts of Tenant. The acceptance by Landlord of Rent or other amounts due by Tenant hereunder shall not be deemed to be a waiver of any breach by Tenant preceding such acceptance.

25. **HOLDOVER.** If Tenant shall, without the written consent of Landlord, hold over after the expiration or termination of the term, such tenancy shall be deemed to be on a month-to-month basis and may be terminated according to Washington law. During such tenancy, Tenant agrees to pay to Landlord 150% the rate of rental last payable under this Lease, unless a different rate is agreed upon by Landlord *and Tenant.* All other terms of the Lease shall remain in effect. Tenant acknowledges and agrees that this Section does not grant any right to Tenant to holdover, and that Tenant may also be liable to Landlord for any and all damages or expenses which Landlord may have to incur as a result of Tenant's holdover.

26. **NOTICES.** All notices under this Lease shall be in writing and effective (i) when delivered in person or via overnight courier, (ii) three (3) days after being sent by registered or certified mail to Landlord or Tenant, as the case may be, at the Notice Addresses set forth in Section 1; or (iii) upon confirmed transmission by facsimile to such persons at the facsimile numbers set forth in Section 1 or such other addresses/facsimile numbers as may from time to time be designated by such parties in writing.

27. **COSTS AND ATTORNEYS' FEES.** If Tenant or Landlord engage the services of an attorney to collect monies due or to bring any action for any relief against the other, declaratory or otherwise, arising out of this Lease, including any suit by Landlord for the recovery of Rent or other payments, or possession of the Premises, the losing party shall pay the prevailing party a reasonable sum for attorneys' fees in such suit in mediation or arbitration, at trial, on appeal and in any bankruptcy proceeding.

28. **ESTOPPEL CERTIFICATES.** Tenant shall, from time to time, upon written request of Landlord, execute, acknowledge and deliver to Landlord or its designee a written statement specifying the following, subject to any modifications necessary to make such statements true and complete: (i) the date the Lease term commenced and the date it expires; (ii) the amount of minimum monthly Rent and the date to which such Rent has been paid; (iii) that this Lease is in full force and effect



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Cushman & Wakefield
1420 Fifth Avenue, Suite 2900
Seattle, WA 98101
Phone: (206) 682-0666
Fax: (206) 521-0298

© Copyright 2007
Commercial Brokers Association
All Rights Reserved



CBA Form MT_LS
Single Tenant Lease Agreement
Rev. 7/07
Page 18 of 28

LEASE AGREEMENT
(Multi-Tenant Triple Net)
(Continued)

and has not been assigned, modified, supplemented or amended in any way; (iv) that this Lease represents the entire agreement between the parties; (v) that all conditions under this Lease to be performed by Landlord have been satisfied; (vi) that there are no existing claims, defenses or offsets which the Tenant has against the enforcement of this Lease by Landlord; (vii) that no Rent has been paid more than one month in advance; (viii) that no security has been deposited with Landlord (or, if so, the amount thereof); and (ix) such other factual matters concerning the Lease or the Premises as Landlord may reasonably request. Any such statement delivered pursuant to this Section may be relied upon by a prospective purchaser of Landlord's interest or assignee of any mortgage or new mortgagee of Landlord's interest in the Premises. If Tenant shall fail to respond within ten (10) days of receipt by Tenant of a written request by Landlord as herein provided, Tenant shall be deemed to have given such certificate as above provided without modification and shall be deemed to have admitted the accuracy of any information supplied by Landlord to a prospective purchaser or mortgagee.

29. **TRANSFER OF LANDLORD'S INTEREST.** This Lease shall be assignable by Landlord without the consent of Tenant. In the event of any transfer or transfers of Landlord's interest in the Premises, other than a transfer for security purposes only, upon the assumption of this Lease by the transferee, Landlord shall be automatically relieved of obligations and liabilities accruing from and after the date of such transfer, including any liability for any retained security deposit or prepaid rent, for which the transferee shall be liable, and Tenant shall attorn to the transferee.

30. **LANDLORD'S LIABILITY.** Anything in this Lease to the contrary notwithstanding, covenants, undertakings and agreements herein made on the part of Landlord are made and intended not as personal covenants, undertakings and agreements for the purpose of binding Landlord personally or the assets of Landlord except Landlord's interest in the Premises, but are made and intended for the purpose of binding only the Landlord's interest in the Premises, as the same may from time to time be encumbered. In no event shall Landlord or its partners, shareholders, or members, as the case may be, ever be personally liable hereunder.

31. **RIGHT TO PERFORM.** If Tenant shall fail to timely pay any sum or perform any other act on its part to be performed hereunder, Landlord may make any such payment or perform any such other act on Tenant's part to be made or performed as provided in this Lease. Tenant shall, within ten (10) days of demand, reimburse Landlord for its expenses incurred in making such payment or performance. Landlord shall (in addition to any other right or remedy of Landlord provided by law) have the same rights and remedies in the event of the nonpayment of sums due under this Section as in the case of default by Tenant in the payment of Rent.

32. **HAZARDOUS MATERIAL.** Landlord represents and warrants to Tenant that, to Landlord's knowledge without duty of investigation, there is no "Hazardous Material" (as defined below) on, in, or under the Premises as of the Commencement Date except as may otherwise have been disclosed to Tenant in writing before the execution of this Lease. If there is any Hazardous Material on, in, or under the Premises as of the Commencement Date which has been or thereafter becomes unlawfully released through no fault of Tenant, then Landlord shall indemnify, defend and hold Tenant harmless from any and all claims, judgments, damages, penalties, fines, costs, liabilities or losses including without limitation sums paid in settlement of claims, attorneys' fees, consultant fees and expert fees, incurred or suffered by Tenant either during or after the Lease term as the result of such contamination.


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1420 Fifth Avenue, Suite 2900
Seattle, WA 98101
Phone: (206) 682-0666
Fax: (206) 521-0298

© Copyright 2007
Commercial Brokers Association
All Rights Reserved



CBA Form MT_LS
Single Tenant Lease Agreement
Rev. 7/07
Page 19 of 28

LEASE AGREEMENT
(Multi-Tenant Triple Net)
(Continued)

Tenant shall not cause or permit any Hazardous Material to be brought upon, kept, or used in or about, or disposed of on the Premises by Tenant, its agents, employees, contractors or invitees, except with Landlord's prior consent and then only upon strict compliance with all applicable federal, state and local laws, regulations, codes and ordinances. If Tenant breaches the obligations stated in the preceding sentence, then Tenant shall indemnify, defend and hold Landlord harmless from any and all claims, judgments, damages, penalties, fines, costs, liabilities or losses including, without limitation, diminution in the value of the Premises, damages for the loss or restriction on use of rentable or usable space or of any amenity of the Premises, or elsewhere, damages arising from any adverse impact on marketing of space at the Premises, and sums paid in settlement of claims, attorneys' fees, consultant fees and expert fees incurred or suffered by Landlord either during or after the Lease term. These indemnifications by Landlord and Tenant include, without limitation, costs incurred in connection with any investigation of site conditions or any clean-up, remedial, removal or restoration work, whether or not required by any federal, state or local governmental agency or political subdivision, because of Hazardous Material present in the Premises, or in soil or ground water on or under the Premises. Tenant shall immediately notify Landlord of any inquiry, investigation or notice that Tenant may receive from any third party regarding the actual or suspected presence of Hazardous Material on the Premises.

Without limiting the foregoing, if the presence of any Hazardous Material brought upon, kept or used in or about the Premises by Tenant, its agents, employees, contractors or invitees, results in any unlawful release of any Hazardous Material on the Premises or any other property, Tenant shall promptly take all actions, at its sole expense, as are necessary to return the Premises or any other property, to the condition existing prior to the release of any such Hazardous Material; provided that Landlord's approval of such actions shall first be obtained, which approval may be withheld at Landlord's sole discretion.

As used herein, the term "Hazardous Material" means any hazardous, dangerous, toxic or harmful substance, material or waste including biomedical waste which is or becomes regulated by any local governmental authority, the State of Washington or the United States Government, due to its potential harm to the health, safety or welfare of humans or the environment. The provisions of this Section shall survive expiration or termination of this Lease.

33. **QUIET ENJOYMENT.** So long as Tenant pays the Rent and performs all of its obligations in this Lease, Tenant's possession of the Premises will not be disturbed by Landlord or anyone claiming by, through or under Landlord.

34. **MERGER.** The voluntary or other surrender of this Lease by Tenant, or a mutual cancellation thereof, shall not work a merger and shall, at the option of Landlord, terminate all or any existing subtenancies or may, at the option of Landlord, operate as an assignment to Landlord of any or all of such subtenancies.

35. **GENERAL.**

a.   **Heirs and Assigns.** This Lease shall apply to and be binding upon Landlord and Tenant and their respective heirs, executors, administrators, successors and assigns.



Cushman & Wakefield
1420 Fifth Avenue, Suite 2900
Seattle, WA 98101
Phone: (206) 682-0666
Fax: (206) 521-0298

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© Copyright 2007
Commercial Brokers Association
All Rights Reserved



CBA Form MT_LS
Single Tenant Lease Agreement
Rev. 7/07
Page 20 of 28

LEASE AGREEMENT
(Multi-Tenant Triple Net)
(Continued)

b. **Brokers' Fees.** Landlord was represented in this transaction by the Landlord's Agent named in Section 37 below. Tenant was represented in this transaction by the Tenant's Licensee named in Section 37 below. The commission payable to Landlord's Agent and Tenant's Licensee shall be payable as set forth in Section 38 below. Tenant represents and warrants to Landlord that except for Tenant's Licensee it has not engaged any broker, finder or other person who would be entitled to any commission or fees in respect of the negotiation, execution or delivery of this Lease and shall indemnify and hold harmless Landlord against any loss, cost, liability or expense incurred by Landlord as a result of any claim asserted by any such broker, finder or other person on the basis of any arrangements or agreements made or alleged to have been made by or on behalf of Tenant. Landlord represents and warrants to Tenant that except for Landlord's Agent it has not engaged any broker, finder or other person who would be entitled to any commission or fees in respect of the negotiation, execution or delivery of this Lease and shall indemnify and hold harmless Tenant against any loss, cost, liability or expense incurred by Tenant as a result of any claim asserted by any such broker, finder or other person on the basis of any arrangements or agreements made or alleged to have been made by or on behalf of Landlord.

c. **Entire Agreement.** This Lease contains all of the covenants and agreements between Landlord and Tenant relating to the Premises. No prior or contemporaneous agreements or understanding pertaining to the Lease shall be valid or of any force or effect and the covenants and agreements of this Lease shall not be altered, modified or added to except in writing signed by Landlord and Tenant.

d. **Severability.** Any provision of this Lease which shall prove to be invalid, void or illegal shall in no way affect, impair or invalidate any other provision of this Lease.

e. **Force Majeure.** Time periods for either party's performance under any provisions of this Lease (excluding payment of Rent) shall be extended for periods of time during which the party's performance is prevented due to circumstances beyond such party's control, including without limitation, fires, floods, earthquakes, lockouts, strikes, embargoes, governmental regulations, acts of God, public enemy, war or other strife.

f. **Governing Law.** This Lease shall be governed by and construed in accordance with the laws of the State of Washington.

g. **Memorandum of Lease.** Neither this Lease nor any memorandum or "short form" thereof shall be recorded without Landlord's prior consent.

h. **Submission of Lease Form Not an Offer.** One party's submission of this Lease to the other for review shall not constitute an offer to lease the Premises. This Lease shall not become effective and binding upon Landlord and Tenant until it has been fully signed by both Landlord and Tenant.

i. **No Light, Air or View Easement.** Tenant has not been granted an easement or other right for light, air or view to or from the Premises. Any diminution or shutting off of light, air or

 **CUSHMAN & WAKEFIELD** ®
Global Real Estate Solutions℠

Cushman & Wakefield
1420 Fifth Avenue, Suite 2900
Seattle, WA 98101
Phone: (206) 682-0666
Fax: (206) 521-0298

© Copyright 2007
Commercial Brokers Association
All Rights Reserved

CBA Form MT_LS
Single Tenant Lease Agreement
Rev. 7/07
Page 21 of 28

LEASE AGREEMENT
(Multi-Tenant Triple Net)
(Continued)

view by any structure which may be erected on or adjacent to the Building shall in no way effect this Lease or the obligations of Tenant hereunder or impose any liability on Landlord.

j.   Authority of Parties. Each party signing this Lease represents and warrants to the other that it has the authority to enter into this Lease, that the execution and delivery of this Lease has been duly authorized, and that upon such execution and delivery this Lease shall be binding upon and enforceable against the party on signing.

k.   Time. "Day" as used herein means a calendar day and "business day" means any day on which commercial banks are generally open for business in the state where the Premises are situated. Any period of time which would otherwise end on a non-business day shall be extended to the next following business day. Time is of the essence of this Lease.

36.   EXHIBITS AND RIDERS. The following exhibits and riders are made a part of this Lease, and the terms thereof shall control over any inconsistent provision in the sections of this Lease:

Exhibit A Floor Plan/Outline of the Premises
Exhibit B Legal Description
Exhibit C Tenant Improvement Schedule

CHECK THE BOX FOR ANY OF THE FOLLOWING THAT WILL APPLY. CAPITALIZED TERMS USED IN THE RIDERS SHALL HAVE THE MEANING GIVEN TO THEM IN THE LEASE.

☒   Rent Rider
☐   Arbitration Rider
☐   Letter of Credit Rider
☐   Guaranty of Tenant's Lease Obligations Rider
☒   Parking Rider
☒   Option to Extend Rider
☐   Rules and Regulations

37.   AGENCY DISCLOSURE. At the signing of this Lease,

Landlord's Agent <u>Thomas P. Bohman, Brian Toy, and Rick Hart of Cushman & Wakefield</u>
                    (Insert name of Licensee and Company name as licensed)

represented <u>Landlord</u>
                    (Insert Landlord, Tenant, both Landlord and Tenant, or neither Landlord nor Tenant)

and Tenant's Licensee <u>Chris Reid and Sam Ziemba of Colliers</u>
                    (Insert name of Licensee and Company name as licensed)

represented <u>Tenant</u>
                    (Insert Landlord, Tenant, both Landlord and Tenant, or neither Landlord nor Tenant)

If Tenant's Licensee and Landlord's Agent are different salespersons affiliated with the same Broker, then both Tenant and Landlord confirm their consent to that Broker acting as a dual



Cushman & Wakefield
1420 Fifth Avenue, Suite 2900
Seattle, WA 98101
Phone: (206) 682-0666
Fax: (206) 521-0298

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LEASE AGREEMENT
(Multi-Tenant Triple Net)
(Continued)

agent. If Tenant's Licensee and Landlord's Agent are the same salesperson representing both parties, then both Landlord and Tenant confirm their consent to that salesperson and his/her Broker acting as dual agents. If Tenant's Licensee, Landlord's Agent, or their Broker are dual agents, Landlord and Tenant consent to Tenant's Licensee, Landlord's Agent and their Broker being compensated based on a percentage of the rent or as otherwise disclosed on an attached addendum. Neither Tenant's Licensee, Landlord's Agent or their Broker are receiving compensation from more than one party to this transaction unless otherwise disclosed on an attached addendum, in which case Landlord and Tenant consent to such compensation. Landlord and Tenant confirm receipt of the pamphlet entitled "The Law of Real Estate Agency."

38. **COMMISSION AGREEMENT.** Landlord agrees to pay a commission to Landlord's Broker (identified in the Agency Disclosure paragraph above) as follows:

☐ $ _____
☒   7.5 % of the gross rent payable pursuant to the Lease
☐ $ _____ per square foot of the Premises
☐   Other _____

Landlord's Broker ☐ shall ☐ shall not (shall not if not filled in) be entitled to a commission upon the extension by Tenant of the Lease term pursuant to any right reserved to Tenant under the Lease calculated ☐ as provided above or ☐ as follows _____ (if no box is checked, as provided above). Landlord's Broker ☐ shall ☒ shall not (shall not if not filled in) be entitled to a commission upon any expansion of Premises pursuant to any right reserved to Tenant under the Lease, calculated ☐ as provided above or ☐ as follows _____ (if no box is checked, as provided above). Any commission shall be earned upon occupancy of the Premises by Tenant, and paid one-half upon execution of the Lease and one-half upon occupancy of the Premises by Tenant. Landlord's Broker shall pay to Tenant's Broker (identified in the Agency Disclosure paragraph above) the amount stated in a separate agreement between them or, if there is no agreement, $ _____ / 66.66% (complete only one) of any commission paid to Landlord's Broker, within five (5) days after receipt by Landlord's Broker.

If any other lease or sale is entered into between Landlord and Tenant pursuant to a right reserved to Tenant under the Lease, Landlord ☐ shall ☒ shall not (shall not if not filled in) pay an additional commission according to any commission agreement or, in the absence of one, according to the commission schedule of Landlord's Broker in effect as of the execution of this Lease. Landlord's successor shall be obligated to pay any unpaid commissions upon any transfer of this Lease and any such transfer shall not release the transferor from liability to pay such commissions.

39. **BROKER PROVISIONS.**

LANDLORD'S AGENT, TENANT'S LICENSEE AND THEIR BROKERS HAVE MADE NO REPRESENTATIONS OR WARRANTIES CONCERNING THE PREMISES, THE MEANING OF THE TERMS AND CONDITIONS OF THIS LEASE, LANDLORD'S OR TENANT'S FINANCIAL STANDING, ZONING, COMPLIANCE OF THE PREMISES WITH APPLICABLE LAWS, SERVICE OR CAPACITY OF UTILITIES, OPERATING COSTS, OR HAZARDOUS MATERIALS. LANDLORD AND TENANT ARE EACH ADVISED TO SEEK INDEPENDENT LEGAL ADVICE ON THESE AND OTHER MATTERS ARISING UNDER THIS LEASE.



CUSHMAN & WAKEFIELD ®
Global Real Estate Solutions ℠

Cushman & Wakefield
1420 Fifth Avenue, Suite 2900
Seattle, WA 98101
Phone: (206) 682-0666
Fax: (206) 521-0298

© Copyright 2007
Commercial Brokers Association
All Rights Reserved

CBA Form MT_LS
Single Tenant Lease Agreement
Rev. 7/07
Page 23 of 28



LEASE AGREEMENT
(Multi-Tenant Triple Net)
(Continued)

IN WITNESS WHEREOF this Lease has been executed the date and year first above written.

LANDLORD:	TENANT:
Northup Bldg LLC	*eMagin Corp.*
LANDLORD:	**TENANT:**
Fred M Long	*(signature)*
BY:	**BY:**
Managing Member	*CFO*
ITS:	**ITS:**



CUSHMAN & WAKEFIELD®
Global Real Estate Solutions℠

Cushman & Wakefield
1420 Fifth Avenue, Suite 2900
Seattle, WA 98101
Phone: (206) 682-0666
Fax: (206) 521-0298



LEASE AGREEMENT
(Multi-Tenant Triple Net)
(Continued)

STATE OF WASHINGTON
COUNTY OF King
ss.

I certify that I know or have satisfactory evidence that Paul Campbell is the person who appeared before me and said person acknowledged that Paul Campbell signed this instrument, on oath stated that Paul Campbell was authorized to execute the instrument and acknowledged it as the CFO of eMagin to be the free and voluntary act of such party for the uses and purposes mentioned in the instrument.

Dated this 26th day of May, 2009.



CAROL A MILLER
COMMISSION EXPIRES
NOTARY
PUBLIC
MARCH 22, 2013
STATE OF WASHINGTON

Carol A Miller
(Signature of Notary)

Carol A Miller
(Legibly Print or Stamp Name of Notary)
Notary public in and for the state of Washington, residing at ___
My appointment expires 3/22/13

STATE OF WASHINGTON
COUNTY OF King
ss.

I certify that I know or have satisfactory evidence that Fred McConkey is the person who appeared before me and said person acknowledged that he signed this instrument, on oath stated that he was authorized to execute the instrument and acknowledged it as the managing member of Northup Bldg, LLC to be the free and voluntary act of such party for the uses and purposes mentioned in the instrument.

Dated this 28th day of May, 2009.

Carolyn J Phillip
(Signature of Notary)

Carolyn J. Phillip
(Legibly Print or Stamp Name of Notary)
Notary public in and for the state of Washington, residing at Kirkland
My appointment expires 10/12/12



Notary Public
State of Washington
CAROLYN J PHILLIP
My Appointment Expires Oct 12, 2012



Cushman & Wakefield
1420 Fifth Avenue, Suite 2900
Seattle, WA 98101
Phone: (206) 682-0666
Fax: (206) 521-0298

© Copyright 2007
Commercial Brokers Association
All Rights Reserved



CBA Form MT_LS
Single Tenant Lease Agreement
Rev. 7/07
Page 25 of 28

LEASE AGREEMENT
(Multi-Tenant Triple Net)
(Continued)

STATE OF WASHINGTON

ss.

COUNTY OF _____

I certify that I know or have satisfactory evidence that _____ is the person who appeared before me and said person acknowledged that _____ signed this instrument, on oath stated that _____ was authorized to execute the instrument and acknowledged it as the _____ of _____ to be the free and voluntary act of such party for the uses and purposes mentioned in the instrument.

Dated this _____ day of _____, 200__.

_____
(Signature of Notary)

_____
(Legibly Print or Stamp Name of Notary)
Notary public in and for the state of Washington, residing at ___
My appointment expires _____

STATE OF WASHINGTON

ss.

COUNTY OF _____

I certify that I know or have satisfactory evidence that _____ is the person who appeared before me and said person acknowledged that _____ signed this instrument, on oath stated that _____ was authorized to execute the instrument and acknowledged it as the _____ of _____ to be the free and voluntary act of such party for the uses and purposes mentioned in the instrument.

Dated this _____ day of _____, 200__.

_____
(Signature of Notary)

_____
(Legibly Print or Stamp Name of Notary)
Notary public in and for the state of Washington, residing at ___
My appointment expires _____

LEASE AGREEMENT
(Multi-Tenant Triple Net)
(Continued)

EXHIBIT A

[Floor Plan/Outline of the Premises]



Exhibit A



LEASE AGREEMENT
(Multi-Tenant Triple Net)
(Continued)

EXHIBIT B

[Legal Description]

KIRKLAND SYNDICATES 1ST ADD BLK 3 TGW POR VAC ST ADJ LESS POR THOF AS FOLS - N 149 FT OF W 104 FT AS MEAS ALG N LN SD BLK 3 & ALG W LN SD VAC ST (112TH ST) ALSO TGW BLK 4 TGW LOTS 1 THRU 12 BLK 13 LY SWLY OF NP RY R/W TGW POR VAC STS ADJ TGW POR OF SE 1/4 OF NW 1/4 OF SE 1/4 SEC 20-25-5 AS FOLS-BEG NXN C/L NE 30TH ST PROD WLY & WLY MGN 112TH AVE TH N 88-29-21 W 28.21 FT TO PT ON ELY MGN NORTHUP WY TH S 26-18-46 E ALG SD MGN 61.25 FT TO NXN WITH ELY MGN SD NORTHUP WY WITH WLY MGN 112TH AVE TH N 01-06-52 E ALG SD WLY MGN DIST 54.17 FT TO POB LESS POR SD VAC NE 30TH ST AS DEEDED 8609191080 & 8609191082

Exhibit B

LEASE AGREEMENT
(Multi-Tenant Triple Net)
(Continued)

EXHIBIT C

[Tenant Improvement Schedule]

Landlord shall provide turn key tenant improvements according to the attached space plan using building standard materials including new building standard paint. Tenant will reuse existing tenant improvement wherever possible.

The server room in Suite 103 is served by a separate five (5) ton (24 hr) unit located outside between the kitchen and the rocks. It is in good working order (used by prior Tenant).

The outlined list of improvements schedule is as follows:

1. *Operate 4 (four) offices out of the current 3 (three) offices on the NE side of the space. See Dashed lines*
2. *Demo wall in large corner room on the north side*
3. *Build new parts room – see dashed line labeled "A" near stairs*
4. *Create larger conference room on southwest side – see dashed line*
5. *Remove all mail slots in workroom except one (1) bank.*
6. Install 1 duplex outlet and 1 phone/data outlet in newly created offices
7. Install 2 power poles in lab room (Sitt Scott room)


OFFICE
KITCHEN
ELEVATOR
WORKROOM
STORAGE ROOM
SUITE 103
5,084 RSF
SERVER ROOM
OFFICE/CONF. ROOM
① CENTER WALL ON WINDOW MULLION.
② ALIGN FINISHED FACE OF WALL WITH FACE OF EXISTING WINDOW JAMB.
③ REMOVE EXISTING WALL - PATCH CAPET AS REQUIRED.
④ LOCATE WALL SO AS TO MISS EDGE OF EXISTING AIR SUPPLY VENT.
Suite 103 - Floor Plan

See Exhibit C-1

JM

GW

Exhibit C



① CENTER WALL ON WINDOW MULLION.

② ALIGN FINISHED FACE OF WALL WITH FACE OF EXISTING WINDOW JAMB.

③ REMOVE EXISTING WALL - PATCH CAPET AS REQUIRED.

④ LOCATE WALL SO AS TO MISS EDGE OF EXISTING AIR SUPPLY VENT.

Suite 103 - Floor Plan
1/8" = 1'-0"

Rev 2   5/18/09

Exhibit C-1



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WAKEFIELD ®

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1420 Fifth Avenue, Suite 2900
Seattle, WA 98101
Phone: (206) 682-0666
Fax: (206) 521-0298



RENT RIDER

CBA Text Disclaimer: Text deleted by licensee indicated by strike.
New text inserted by licensee indicated by small capital letters.

Landlord and Tenant should complete only those provisions below which apply. Any provision below which is not completed shall not apply to the Lease.

1. **BASE MONTHLY RENT SCHEDULE.** Tenant shall pay Landlord base monthly rent during the Lease Term according to the following schedule:

Lease Year (Stated in Years or Months)	Base Monthly Rent Amount	
9/1/09 - 11/30/09	$0	
12/1/09 - 8/31/10	$10,168	($24.00/SF)
9/1/10 - 8/31/11	$10,473	($24.72/SF)
9/1/11 - 8/31/12	$10,787	($25.46/SF)
9/1/12 - 10/31/13	$11,113	($26.22/SF)
9/1/13 - 8/31/14	$11,443	($27.01/SF)

2. ~~CONSUMER PRICE INDEX ADJUSTMENT ON BASE MONTHLY RENT. The base monthly rent ☐ shall ☐ shall not (shall not if not filled in) be increased on the first day of the second Lease Year and on the first day of each Lease Year thereafter during the term of this Lease (but not during any extension term(s) unless specifically set forth elsewhere in this Lease or any other Rider attached hereto) (each, an "adjustment date") in accordance with the increase in the United States Department of Labor, Bureau of Labor Statistics, Consumer Price Index for All Urban Consumers (all items for the geographical Statistical Area in which the Premises is located on the basis of 1982-1984 equals 100) (the "Index"). The base monthly rent payable immediately prior to the applicable adjustment date shall be increased by the percentage that the Index published for the date nearest preceding the applicable adjustment date has increased over the Index published for the date nearest preceding the first day of the Lease Year from which the adjustment is being measured. Upon the calculation of each increase, Landlord shall notify Tenant of the new base monthly rent payable hereunder. Within twenty (20) days of the date of Landlord's notice, Tenant shall pay to Landlord the amount of any deficiency in Rent paid by Tenant for the period following the subject adjustment date, and shall thereafter pay the increased Rent until receiving the next notice of increase from Landlord. If the components of the Index are materially changed after the Commencement Date, or if the Index is discontinued during the Lease term, Landlord shall notify Tenant of a substitute published index which, in Landlord's reasonable discretion, approximates the Index, and shall use the substitute index to make subsequent adjustments in base monthly rent. In no event shall base monthly rent be decreased pursuant to this paragraph.~~

Landlord's Initials: _____ Tenant's Initials: _____

Landlord's Initials: _____ Tenant's Initials: _____



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1420 Fifth Avenue, Suite 2900
Seattle, WA 98101
Phone: (206) 682-0666
Fax: (206) 521-0298



PARKING RIDER

CBA Text Disclaimer: Text deleted by licensee indicated by strike.
New text inserted by licensee indicated by small capital letters.

Tenant's right to park on the Property shall be as follows (check one):

☐ Tenant shall be entitled to use parking stalls in the Building or other designated parking area on a (check one) ☐reserved ☐ unreserved (unreserved, if not completed) basis at the prevailing monthly rate as established by Landlord from time to time. Tenant shall comply with the reasonable rules and regulations which Landlord or its garage operator may adopt from time to time for the safe and orderly operation of the parking areas.

☒ Tenant and its customers shall be entitled to share parking with Landlord's other tenants and their customers at the designated parking areas for the Property at no charge *at a minimum ratio of four (4) stalls per 1,000 square feet of leased area, on an unassigned basis* . Tenant shall comply and shall be responsible for the compliance of its customers with the terms of the Lease and any riders and any reasonable rules and regulations adopted by Landlord from time to time for the safe and orderly sharing of parking.

Landlord's Initials: _____   Tenant's Initials: _____

Landlord's Initials: _____   Tenant's Initials: _____


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Cushman & Wakefield
1420 Fifth Avenue, Suite 2900
Seattle, WA 98101
Phone: (206) 682-0666
Fax: (206) 521-0298

© Copyright 2007
Commercial Brokers Association
All Rights Reserved

CBA Form No. OR
Option to Extend Rider
Rev. 7/07
Page 1 of 1

OPTION TO EXTEND RIDER

CBA Text Disclaimer: Text deleted by licensee indicated by strike.
New text inserted by licensee indicated by small capital letters.

Provided Tenant is not in default at the time of exercise or upon the commencement of any extension term described below, Tenant shall have (if not completed, zero) two (2) successive options to extend the term of this Lease for three (3) years each.

If Tenant desires to exercise an option, it must deliver written notice to Landlord not less than one hundred eighty (180) days prior to the expiration of the then-current Lease term, time being of the essence in connection therewith. Upon proper and timely exercise of any option, the term of this Lease shall be extended for the period of the subject option upon all of the same terms, conditions and covenants as set forth herein, except that (i) the amount of the base monthly rental stated in the Lease shall be adjusted to be the fair market rental value of the Premises, as determined in manner described below (provided, however, that base monthly rent shall not be decreased); (ii) there shall be no free or abated rent periods, tenant improvement allowances or other concessions that may have been granted to Tenant at the beginning of the initial term hereof; and (iii) after exercise of Tenant's final extension term option, there shall be no further extension or renewal term options.

If Landlord and Tenant are unable to agree on the fair market rental value for the Premises during the applicable extension term, then, within thirty (30) days after the date Tenant exercises the applicable extension term option, Landlord and Tenant shall agree within ten (10) days thereafter on one real estate appraiser (who shall be a Member of the American Institute of Real Estate Appraisers ("M.A.I.") or equivalent) who will determine the fair market rental value of the Premises.

If Landlord and Tenant cannot mutually agree upon an appraiser within said ten (10) day period, then one M.A.I.-qualified appraiser shall be appointed by Tenant and one M.A.I.-qualified appraiser shall be appointed by Landlord within ten (10) days of notice by one party to the other of such disagreement. The two appraisers shall determine the fair market rental value of the Premises within twenty (20) days of their appointment; provided, however, if either party fails to appoint an appraiser within such ten (10) day period, then the determination of the appraiser first appointed shall be final, conclusive and binding upon both parties.

The appraisers appointed shall proceed to determine fair market rental value within twenty (20) days following such appointment. The conclusion shall be final, conclusive and binding upon both Landlord and Tenant. If said appraisers should fail to agree, but the difference in their conclusions as to fair market rental value is ten percent (10%) or less of the lower of the two appraisals, then the fair market rental value shall be deemed the average of the two. If the two appraisers should fail to agree on the fair market rental value, and the difference between the two appraisals exceeds ten percent (10%) of the lower of the two appraisals, then the two appraisers thus appointed shall appoint a third M.A.I.-qualified appraiser, and in case of their failure to agree on a third appraiser within ten (10) days after their individual determination of the fair market rental value, either party may apply to the Presiding Judge of the Superior Court for the county in which the Premises are situated, requesting said Judge to appoint the third M.A.I.-qualified appraiser. The third appraiser so appointed shall promptly determine the fair market rental value of the Premises and the average of the appraisals of the two closest appraisers shall be final, conclusive and binding upon both parties. The fees and expenses of said third appraiser or the one appraiser Landlord and Tenant agree upon, shall be borne equally by Landlord and Tenant. Landlord and Tenant shall pay the fees and expenses of their respective appraiser if the parties fail to agree on a single appraiser. All M.A.I. appraisers appointed or selected pursuant to this subsection shall have at least ten (10) years experience appraising commercial properties in the commercial leasing market in which the Premises are located.

Landlord's Initials: _____ Tenant's Initials: _____

Landlord's Initials: _____ Tenant's Initials: _____